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                       SECURITIES AND EXCHANGE COMMISSION

                                  FORM U-57/A

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        FILED UNDER SECTION 33(A) OF THE
            PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED,
                                  ON BEHALF OF
                       ENRON TEESSIDE OPERATIONS LIMITED

           Enron Corp., an Oregon corporation ("Enron"), hereby files this Form U-57/A under Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), on behalf of Enron Teesside Operations Limited ("ETOL"), a limited liability company incorporated under the laws of England and Wales.

           On December 17, 1998, Enron filed a Form U-57 under such Section 33(a) (the "Original Filing") for the purpose of notifying the Securities and Exchange Commission that ETOL would become a "foreign utility company" under such Section 33(a) upon ETOL's acquisition of the Wilton Power Station and electricity transmission and distribution facilities described below (the "Facilities"). ETOL acquired the Facilities on December 31, 1998 from ICI Chemicals and Polymers Ltd. ("C&P"), a limited liability company incorporated under the laws of England and Wales, and Imperial Chemical Industries plc ("ICI"), a public limited company incorporated under the laws of England and Wales, as part of ETOL's acquisition of the Teesside Utilities and Services Business of C&P and ICI (the "Business"). As the current owner of the Business, ETOL primarily provides utilities and ancillary support services to chemical plants at the Wilton chemicals complex (the "Wilton Site"), which is located approximately five miles east of Middlesbrough in the Tees Valley of northeast England.

           Enron indirectly owns 100% of the shares in ETOL in the following manner: (i) Enron owns 100% of the shares in Enron Power Corp., a Delaware corporation, and 100% of the membership interests in Enron Europe L.L.C., a Delaware limited liability company; (ii) Enron Power Corp. owns 87.5% of the shares in ECT Europe, Inc., a Delaware corporation, and Enron Europe L.L.C. owns the remaining 12.5% of the shares in ECT Europe, Inc.; (iii) ECT Europe Inc. owns 100% of the shares in Enron Europe Limited, a limited liability company incorporated under the laws of England and Wales; (iv) Enron Europe Limited owns 100% of the shares in Teesside Operations (Holdings) 2 Limited, a limited liability company incorporated under the laws of England and Wales; (v) Teesside Operations (Holdings) 2 Limited owns 100% of the shares in Teesside Operations (Holdings) Ltd., a limited liability company incorporated under the laws of England and Wales ("TOHL"); and (vi) TOHL owns 100% of the shares in ETOL.

           ETOL now proposes to restructure its equity ownership in the following manner. ETOL would create two new classes of voting securities: the Class A Shares and the Class B Shares. Each such Class will represent 50% of the control of ETOL, including the right to elect 50% of its directors. TOHL's current shares would be converted into Class A Shares. The Class B Shares would be issued to Teesside Investment Limited, a newly-formed, special-purpose company



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organized under the law of England and Wales ("Investment"). Investment will be wholly-owned by Wilton Trust, a newly-formed, special-purpose Delaware business trust (the "Trust"). The Trust will issue certificates of beneficial interest to various institutional investors.

           Enron is filing this Form U-57/A as an amendment to the Original Filing to reflect the change of direct ownership of ETOL's voting securities that will occur upon the closing of such transaction (the "Closing"), and to make certain other changes to the Original Filing.


ITEM 1

           Set forth below is the following information for ETOL: (a) its name;
(b) its business address; (c) a description of its facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas; and (d) to the extent known, the name of each person that holds (or, after the Closing, will hold) five percent or more of any class of its voting securities.

           (a)       Name:     Enron Teesside Operations Limited

           (b)       Business Address:     P.O. Box 54, Wilton, Middlesborough,
                                           Cleveland TS90 8JA,
                                           England, United Kingdom

           (c)       Description of Facilities:

                     (i) The Wilton Power Station, located at the Wilton Site, being a combined heat and power station producing controlled-pressure steam with electricity generation as a secondary function, with a gross electrical generation capacity of 154 MW and a net export capacity of 144 MW.

                     (ii) An electrical distribution system located at the Wilton Site and comprising, inter alia, four primary substations, numerous secondary substations and transformers, and approximately 400 miles of high-voltage cables. The system distributes electricity generated at the Wilton Power Station and the Teesside Power Station, or obtained from the United Kingdom National Grid, to chemical plants at the Wilton Site.

                     (iii) A fuel gas distribution system for distributing natural gas and by-product process gas to chemical plants at the Wilton Site.

                     (iv) A low-pressure natural gas distribution system for distributing natural gas to various businesses providing services to chemical plants at the Wilton Site. This system will be decommissioned in October 1999.


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           (d)       Shareholders: As set forth above, 100% of the voting
                     securities of ETOL are currently owned by TOHL, an indirect subsidiary of Enron. From and after the Closing, the voting securities of ETOL will be owned as follows:

                                                         Shareholder's         Shareholder's
                                                         Percent of            Percent of All
                     Name                 Class          Class                 Voting Securities
                     ----                 -----          -------------         -----------------
                     TOHL                 A              100                          50

                     Investments          B              100                          50


ITEM 2

           Domestic Associate Public-Utility Companies. A subsidiary of Enron, Portland General Electric Company, an Oregon corporation, is a public utility that is engaged in the generation, transmission and distribution of electricity predominately in the State of Oregon. Accordingly, Enron is a "holding company" and Portland General Electric Company is an "associate company" of ETOL, as such terms are defined in the Act. Enron is exempt from the provisions of the Act (other than Section 9(a)(2)) by reason of Section 3(a)(1) of the Act and Rule 250.2 promulgated under the Act. Portland General Electric Company does not own any of the shares of ETOL.

           State Commission Certification. The certification of the Oregon Public Utility Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on July 18, 1997, as an attachment to a Form U-57 on behalf of Companhia Estadual de Gas do Rio de Janeiro and Riogas S.A. Such certification is hereby incorporated by reference.


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           The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                                ENRON CORP.

                                       By:  /s/ REX R. ROGERS
                                          ------------------------------------
                                                Rex R. Rogers
                                                Vice President and Assistant
                                                     General Counsel

                                                September 16, 1999



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